Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 414.393.8200 www.gibsondunn.com

March 18, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer and Celeste M. Murphy

Re:	Progenity, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted February 14, 2020
Amendment No. 2 to the Draft Registration Statement on Form S-1
CIK No. 0001580063

Ladies and Gentlemen:

On behalf of Progenity, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated February 26, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on February 14, 2020. The Staff’s comment is set forth below, followed by the corresponding response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. The page reference in our response correspond to the page numbers of Amendment No. 2 to the Draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

New Product Development, page 84

1.

We note your response to prior comment nine, and the revision made at page 84 of your amended filing. Please revise to identify which components of the regulatory approval pathway constitute, or may constitute, key development milestones for your product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on page 84 to identify key development milestones for its product candidates.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • Sao Pāulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commision

March 18, 2020

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Harry Stylli, Progenity, Inc.
Eric d’Esparbes, Progenity, Inc.
Clarke Neumann, Progenity, Inc.
Michelle Hodges, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson Dunn & Crutcher LLP
B. Shayne Kennedy, Latham & Watkins LLP
Michael E. Sullivan, Latham & Watkins LLP
Chris G. Geissinger, Latham & Watkins LLP

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